October 30, 2019

Louis Salamone
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
20 South Van Buren Ave
Barberton, OH 44203

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 2, 2019
           File No. 1-36876

Dear Mr. Salamone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing